CONSENT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors
   Verdisys, Inc.
   The Woodlands, Texas

We hereby consent to the incorporation by reference in this Registration
Statement on Form SB-2/A our report dated April 2, 2004 included herein
for the two years ended December 31, 2003.

We also consent to the references to us under the heading "Experts" in
such Document.

August 20, 2004

Malone & Bailey, PLLC
www.malone-bailey.com
Houston, Texas